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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
~~8-0241100~~

8-40905

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Lancaster Pollard & Co.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

65 E. State Street, 16th Floor
(No. and Street)

Columbus	OH	43215
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

T. Brian Pollard, President & Managing Director — (614) 224-8800
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Plante & Moran, PLLC
(Name – *if individual, state last, first, middle name*)

65 E. State Street, Suite 600	Columbus	OH	43215
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, T. Brian Pollard, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Lancaster Pollard & Co., as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NOTARIAL SEAL
STATE OF OHIO
SARA M. ALLISON
Notary Public, State of Ohio
My Commission Expires June 28, 2014

Signature

President & Managing Director

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents

plante moran

Plante & Moran, PLLC
Suite 600
65 E. State St.
Columbus, OH 43215
Tel: 614.849.3000
Fax: 614.221.3535
plantemoran.com

Independent Auditor's Report

To the Board of Directors
Lancaster Pollard & Co.

We have audited the accompanying balance sheet of Lancaster Pollard & Co. (the "Company") as of December 31, 2009 and 2008 and the related statements of operations, stockholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Lancaster Pollard & Co. at December 31, 2009 and 2008 and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Plante & Moran, PLLC

February 5, 2010

Balance Sheet

		December 31, 2009		December 31, 2008
Assets				
Cash and cash equivalents	$	2,877,307	$	2,268,890
Accounts receivable		31,053		133,425
Due from related parties (Note 5)		171,445		6,015
Investments		320,096		91,849
Prepaid expenses		67,505		41,508
Property and equipment (Note 2)		363,349		360,705
Total assets	**$**	**3,830,755**	**$**	**2,902,392**
Liabilities and Stockholder's Equity				
Liabilities				
Deferred revenue	$	513,169	$	464,154
Accounts payable		429,901		202,443
Customer deposits and advances		357,251		318,193
Accrued liabilities and other:				
Accrued compensation		382,309		430,971
Accrued rent		159,577		185,809
Other accrued liabilities		18,451		7,519
Total liabilities		1,860,658		1,609,089
Stockholder's Equity (Note 8)		1,970,097		1,293,303
Total liabilities and stockholder's equity	**$**	**3,830,755**	**$**	**2,902,392**

See Notes to Financial Statements.

Statement of Operations

	Year Ended December 31, 2009	Year Ended December 31, 2008
Revenue		
Financial advisory	$ 1,670,944	$ 1,848,470
Trading commissions (Note 5)	1,249,472	654,609
Remarketing fees	1,276,213	1,468,546
Underwriting fees	984,425	907,523
Management fees (Note 5)	2,261,391	768,555
Interest income	10,579	53,774
Other	119,538	96,081
Total revenue	7,572,562	5,797,558
Expenses		
Employee compensation and benefits (Note 6)	5,051,901	4,439,217
Occupancy expense (Note 4)	574,690	546,975
Professional fees	39,055	47,156
Advertising	267,991	295,433
Supplies and office expense	108,169	69,636
Underwriting and processing expenses	71,293	65,700
Taxes, dues, and licenses	54,504	19,087
Travel and entertainment	455,096	449,477
Other	174,502	52,199
Total expenses	6,797,201	5,984,880
Net Income (Loss)	**$ 775,361**	**$ (187,322)**

Statement of Stockholder's Equity

	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Total
Balance - January 1, 2008	$ 500	$ 39,500	$ 2,495,156	$ -	$ 2,535,156
Comprehensive loss:					
Net loss	-	-	(187,322)	-	(187,322)
Accumulated other comprehensive loss	-	-	-	(54,531)	(54,531)
Total comprehensive loss					(241,853)
Distributions	-	-	(1,000,000)	-	(1,000,000)
Balance - December 31, 2008	500	39,500	1,307,834	(54,531)	1,293,303
Comprehensive income:					
Net income	-	-	775,361	-	775,361
Accumulated other comprehensive income	-	-	-	28,246	28,246
Total comprehensive income					803,607
Distributions	-	-	(126,813)	-	(126,813)
Balance - December 31, 2009	**$ 500**	**$ 39,500**	**$ 1,956,382**	**$ (26,285)**	**$ 1,970,097**

See Notes to Financial Statements.

Statement of Cash Flows

	Year Ended December 31, 2009	Year Ended December 31, 2008
Cash Flows from Operating Activities		
Net income (loss)	$ 775,361	$ (187,322)
Adjustments to reconcile net income (loss) to net cash from operating activities:		
Depreciation	88,545	135,499
Gain on disposal of property and equipment	(19,252)	-
Changes in operating assets and liabilities which provided (used) cash:		
Accounts receivable	102,372	47,269
Prepaid expenses	(25,997)	(11,322)
Deferred revenue	49,015	849
Accounts payable	227,458	33,317
Customer deposits and advances	39,058	170,649
Accrued compensation	(48,662)	(253,883)
Accrued rent	(26,232)	(26,232)
Other accrued liabilities	10,932	(14,781)
Net cash provided by (used in) operating activities	1,172,598	(105,957)
Cash Flows from Investing Activities		
Purchase of property and equipment	(71,937)	(148,926)
Purchases of investments	(200,001)	-
Proceeds from revenue bonds	-	45,000
Due from related parties	(165,430)	30,936
Net cash used in investing activities	(437,368)	(72,990)
Cash Flows from Financing Activities - Distributions paid	(126,813)	(1,000,000)
Net Increase (Decrease) in Cash and Cash Equivalents	608,417	(1,178,947)
Cash and Equivalents - Beginning of year	2,268,890	3,447,837
Cash and Equivalents - End of year	**$ 2,877,307**	**$ 2,268,890**

See Notes to Financial Statements.

Note 1 - Nature of Business and Significant Accounting Policies

Nature of Operations - Lancaster Pollard & Co. (the "Company") is a wholly owned subsidiary of Lancaster Pollard Holdings, Inc. The Company is engaged predominantly in the underwriting of taxable and tax-exempt securities, primarily to the healthcare and senior living industries. The Company was incorporated in Ohio in 1988 and conducts operations principally in Columbus, Ohio. In addition to Columbus, the Company has offices in Atlanta, Austin, Denver, Kansas City, and Los Angeles.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Accounts Receivable - Accounts receivable are stated at net invoice amounts. An allowance for doubtful accounts is established based on a specific assessment of all invoices that remain unpaid following normal customer payment periods. All amounts deemed to be uncollectible are charged against the allowance for doubtful accounts in the period the determination is made. Management did not consider an allowance for doubtful accounts necessary at December 31, 2009 or 2008.

Investments - The Company has available-for-sale investments consisting of mutual funds. At December 31, 2009 and 2008, the fair value of mutual funds totaled $320,096 and $91,489, respectively. At December 31, 2009 and 2008, the mutual funds had an unrealized gain (loss) of $28,246 and $(54,531), respectively.

Property and Equipment - Property and equipment are recorded at cost. Depreciation is computed by the straight-line method based on estimated useful lives of the related assets. Expenditures for maintenance and repairs are charged to expense as incurred, whereas major additions are capitalized.

Recognition of Revenue - Revenue from underwriting and trading commissions is recognized on the bond or note closing date. Revenue from financial advisory services, remarketing fees, and management fees is billed on a quarterly or an annual basis and is recognized in the period in which the services are provided. Deferred revenue consists of unearned remarketing fees collected in advance by the Company.

Advertising - The Company expenses advertising costs as incurred. Development costs are charged to expense the first time an advertisement runs.

Note 1 - Nature of Business and Significant Accounting Policies (Continued)

Income Taxes - The Company, under the Internal Revenue Code, has elected to be treated as an S Corporation for income tax purposes. Under this election, the stockholders report taxable income and pay any federal income tax personally. Accordingly, no provision for federal income taxes has been recorded by the Company. The Company is registered in Ohio as a dealer of intangibles. As such, Ohio taxes are equity-based and the Company is not subject to local income taxes in the municipalities in which it operates.

Cash Equivalents - The Company considers all investments with an original maturity of three months or less when purchased to be cash equivalents. The carrying amount approximates fair value because of the short maturity of these instruments.

Note 2 - Property and Equipment

Major classes of property and equipment are as follows:

	2009	2008	Depreciable Life - Years
Leasehold improvements	$ 35,064	$ 35,064	7
Furniture, fixtures, and equipment	776,119	825,322	5-10
Total cost	811,183	860,386	
Accumulated depreciation	(447,834)	(499,681)	
Net property and equipment	$ 363,349	$ 360,705	

Depreciation expense was $88,545 for 2009 and $135,499 for 2008.

Note 3 - Common Stock

At December 31, 2009 and 2008, the Company had authorized the issuance of 750 shares of no par common stock with a stated value of $5 per share. At December 31, 2009 and 2008, 100 shares were issued and outstanding.

Note 4 - Operating Leases

The Company leases office facilities and vehicles under operating lease agreements expiring at various dates through December 2015. Lease expense pursuant to these agreements for 2009 and 2008 was $453,004 and $378,955, respectively.

Note 4 - Operating Leases (Continued)

A summary of future minimum lease payments is as follows:

Years Ending December 31		Amount
2010		$ 569,851
2011		546,393
2012		531,173
2013		518,544
2014		438,660
2015 and thereafter		212,434
	Total	$ 2,817,055

Note 5 - Related Party Transactions

The Company generated $2,261,391 and $768,555 in management fees from companies under common ownership during the years ended December 31, 2009 and 2008, respectively. The management fees are mutually agreed upon on an annual basis and include employee compensation and benefits, occupancy costs, overhead, and other management services provided by the Company. At December 31, 2009 and 2008, the related party receivables for management fees were $168,649 and $5,203, respectively.

The Company also received $1,016,071 and $591,329 in trading desk commissions from a company under common ownership during the years ended December 31, 2009 and 2008, respectively. The trading desk commissions arise when the Company brokers a mortgage arrangement for the related company.

Note 6 - 401(k) Plan

The Company maintains a safe harbor 401(k) plan covering all full-time employees who meet certain age and length of service requirements. Employees may contribute up to 100 percent of their compensation subject to certain limits based on federal tax laws. The expense associated with the safe harbor contribution was $142,251 and $116,578 for the years ended December 31, 2009 and 2008, respectively. The plan also provides a discretionary profit-sharing contribution in an amount determined by management on an annual basis. The Company did not make any discretionary contributions to the plan for the years ended December 31, 2009 and 2008. Discretionary profit-sharing contributions to the plan vest after three years. All other contributions to the plan vest immediately.

Note 7 - Fair Value

Accounting standards require certain assets and liabilities be reported at fair value in the financial statements and provide a framework for establishing that fair value. The framework for determining fair value is based on a hierarchy that prioritizes the valuation techniques and inputs used to measure fair value.

The Company measures investments at fair value on a recurring basis. The fair values of the investments are determined by Level 1 inputs. In general, fair values determined by Level 1 inputs use quoted prices in active markets for identical assets or liabilities that the Company has the ability to access.

Note 8 - Net Capital Requirements

The Company is subject to Securities and Exchange Commission (SEC) Uniform Net Capital Rule (15c3-1) which requires the maintenance of minimum net capital (as defined) of the greater of 6.6667 percent of aggregate indebtedness (as defined) or $100,000 and requires that the ratio of aggregate indebtedness to net capital (net capital ratio), both as defined, shall not exceed 15 to 1. At December 31, 2009 and 2008, the Company had net capital of $1,127,392 and $602,813, respectively, and its aggregate indebtedness to net capital ratio was 1.65 to 1 and 2.51 to 1 at December 31, 2009 and 2008, respectively.

Additional Information

plante moran

Plante & Moran, PLLC
Suite 600
65 E. State St.
Columbus, OH 43215
Tel: 614.849.3000
Fax: 614.221.3535
plantemoran.com

Independent Auditor's Report on
Additional Information Required by Rule 17a-5
of the Securities and Exchange Commission

To the Board of Directors
Lancaster Pollard & Co.

We have audited the accompanying financial statements of Lancaster Pollard & Co. (a wholly owned subsidiary of Lancaster Pollard Holdings, Inc.) as of and for the years ended December 31, 2009 and 2008 and have issued our report thereon dated February 5, 2010. Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Plante & Moran, PLLC

February 5, 2010

Lancaster Pollard & Co.

Schedule I - Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

	December 31 2009	December 31 2008
Net Capital - Deductions	$ 1,970,097	$ 1,293,303
Deductions - Nonallowable assets		
Accounts receivable - Trade greater than 30 days	19,772	133,425
Accounts receivable - Due from related parties	171,445	6,015
Property and equipment	363,349	360,705
Haircut on securities	220,634	148,837
Other assets	67,505	41,508
Net Capital	1,127,392	602,813
Minimum Net Capital Requirement	124,044	100,000
Excess Net Capital	**$ 1,003,348**	**$ 502,813**
Excess Net Capital 1000%	**$ 941,326**	**$ 441,904**
Total Aggregate Indebtedness Net of Subordinate Debt	**$ 1,860,658**	**$ 1,514,007**
Ratio of Aggregate Indebtedness to Net Capital	**1.65**	**2.51**

Note: There are no differences between audited net capital above and net capital as reported on the FOCUS Report and as reported on Form X-17A-5, Part IIA.

Schedule II - Claim for Exemption Under Rule 15c3-3 of the Securities and Exchange Commission December 31, 2009 and 2008

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(ii). All customer transactions are cleared through another broker-dealer on a fully disclosed basis. The Company was in compliance with the conditions of the exemption at December 31, 2009 and 2008.

plante moran

Plante & Moran, PLLC
Suite 600
65 E. State St.
Columbus, OH 43215
Tel: 614.849.3000
Fax: 614.221.3535
plantemoran.com

Independent Auditor's Report on Internal Control Required by Rule 17a-5 of the Securities and Exchange Commission

To the Board of Directors
Lancaster Pollard & Co.

In planning and performing our audit of the financial statements of Lancaster Pollard & Co. for the year ended December 31, 2009, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "Commission"), we have made a study of the practices and procedures followed by Lancaster Pollard & Co. including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1) Making quarterly securities examinations, counts, verifications, and comparisons
2) Recording of differences required by Rule 17a-13
3) Complying with requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of Lancaster Pollard & Co. is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which Lancaster Pollard & Co. has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and are recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

To the Board of Directors
Lancaster Pollard & Co.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented or detected and corrected on a timely basis. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on procedures performed, we believe that Lancaster Pollard & Co.'s practices and procedures were adequate at December 31, 2009 to meet the Commission's objectives.

This report is intended solely for the information and use of the stockholder, management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Plante & Moran, PLLC

February 5, 2010

Lancaster Pollard & Co.
(a wholly owned subsidiary of Lancaster Pollard Holdings, Inc.)

Financial Report
with Additional Information
December 31, 2009

plante moran